Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated April 4, 2013
(To Prospectus dated April 3, 2013)
Registration Statement No. 333-187164

Truett-Hurst, Inc.
Free Writing Prospectus Published or Distributed by Media

On April 3, 2013 The Press Democrat (the “Publisher”) published an article (the “Article”) on Truett-Hurst, Inc. (the “Company”) after asking for and obtaining an interview with Phillip L. Hurst, the Chairman and Chief Executive Officer of the Company. The full text of the Article is reproduced below.

The Article was not prepared or reviewed by the Company or any of its affiliates prior to publication. The Publisher is wholly unaffiliated with the Company, and neither the Company nor any of its affiliates have made any payment or given any consideration to the Publisher in connection with the Article or any other matter published by the Publisher concerning the Company or any of its affiliates.  Statements in the Article that are not attributed directly to Mr. Hurst or based on, or derived from, the Company’s public filings with the Securities and Exchange Commission (the “SEC”) represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

You should consider statements in the Article only after carefully evaluating all of the information in the Company’s prospectus, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus.

The Article contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “believe,” “may,” “would,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, although not all forward-looking statements contain these words. These statements related to future events or the Company’s future growth, financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described more fully in the Company’s most recent prospectus filed with the SEC, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of the significant uncertainties in the forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by any person that the Company will achieve its objectives and plans in any specified timeframe, or at all. The forward-looking statements contained in the Article represent estimates and assumptions only as of the date of the Publisher’s interview with Mr. Hurst and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of the Article.

Truett-Hurst, Inc. has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Truett-Hurst, Inc. has filed with the SEC for more complete information about Truett-Hurst, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Truett-Hurst, Inc.’s Central Index Key, or CIK, on the SEC Web site is 0001564709. Alternatively, Truett-Hurst, Inc. or WR Hambrecht + Co will arrange to send you the prospectus if you request it by contacting WR Hambrecht + Co at (415) 551-8608 or by email at ssmith@wrhambrecht.com.

Truett-Hurst launches IPO

By CATHY BUSSEWITZ
THE PRESS DEMOCRAT
Published: Wednesday, April 3, 2013 at 10:46 a.m.

Truett-Hurst, the fast-growing Healdsburg wine company, announced plans Wednesday to sell up to $42 million in stock in the North Coast wine industry's first initial public offering in 13 years.

The company will offer 2.25 million shares of stock, and its investors, primarily the original founders, will sell 652,557 of their personal shares in the IPO, according to documents filed with the U.S. Securities and Exchange Commission.

The estimated price range for the initial public offering is $11 to $15 per share.
Shares would be listed on the Nasdaq Capital Market under the symbol "THST."

The offering is a way for the company to secure capital it needs to continue its growth, said Phil Hurst, its co-founder, president and CEO.

"We had to do something now. And we got kind of lucky with the markets and the wine industry," Hurst said. "The economy is doing great, the stock market is strong, and a lot of people are investing in the stock market now because interest rates are so low."

The company was launched in 2007 by Hurst and partners Paul and Heath Dolan and investment banker Bill Hambrecht. Hurst, the Dolans and winemaker Virginia Marie Lambrix are selling the lion's share of the personal stock available during the IPO.

Few wine companies go public, and Truett-Hurst is the first to sell stock on Wall Street since Ravenswood went public in 1999, following IPOs earlier that decade by Mondavi and Beringer.

"Most wine companies are driven by vineyards and wineries and hard assets, and it's always tougher to get their profits out," said Joe Ciatti, principal at Zepponi & Co., a mergers and acquisitions advisory firm. "People are more in tune to investments now. I think wineries have a little more luster, and people are feeling comfortable about the position of the wine industry."

If the IPO is successful, it could stimulate other wine companies to follow suit, Ciatti said.

Truett-Hurst reported $12.6 million in sales for the fiscal year ending June 30, 2012, up from $5.4 million the previous year. It posted a profit of $26,462 last year, compared to a loss of $820,815 the previous year.

CONNER JAY/ PD

Truett-Hurst CEO and co-founder Phil Hurst, partner and winemaker Virgina Lambrix and Chief Financial Officer Jim Bielenberg pour glass of VML Blanc de Noir to celebrate on Wednesday, April 3, 2013.

The company generates about 75 percent of its sales from custom labels produced for Trader Joe's, Safeway and Total Wine & More. It also sells wine under its TruettHurst, VML, Healdsburg Ranches and Bradford Mountain labels.

W.R. Hambrecht + Co. is leading the offering, which is being made through its OpenIPO auction-based process. The process -- the same used by Hambrecht to launch Ravenswood's IPO and to underwrite Google -- gives ordinary investors a chance to purchase stock at the same time as institutional investors, who are typically given a head start.

The company will begin a "road show" in San Diego on Friday to advertise the auction, which will be held in about a week, Hurst said.

The company's decision to go public was not related to unresolved lawsuits between Paul Dolan and Mendocino Wine Co., Hurst said.

Proceeds from the stock sale will be used to pay down debt, increase working capital, hire staff and other corporate purposes, the company said.

CSCA Capital Advisors and Sidoti & Company are serving as co-managers for the offering.

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